Filed by United Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Commission File No.: 001-35028

The following talking points were distributed by United Financial Bancorp, Inc. to its managers:

ALL MANAGERS TALKING POINTS FOR STAFF DISCUSSIONS

As you know by now, United Financial Bancorp, Inc. entered into an agreement to be acquired by People’s United Financial Bancorp, Inc. in a 100% stock transaction. Subject to regulatory and United shareholder approval, we expect the deal to close during the fourth quarter of 2019.

So I wanted to get everyone together to talk about what this means and why we believe it’s a good strategic move for United Bank.

It’s a lot to take in right now and I know this kind of announcement creates a lot of anxiety and uncertainty. Some of us have been through something like this before.

But after you take in all the information, you will see why we think that this proposed acquisition by People’s United is the right decision at the right time for United Bank.

I know what immediately comes to your mind …What’s happens to my job? What about my benefits? Is there severance if I lose my job? Will we be closing branches? And so on.

The FAQs you received begins to answer those questions.

I want you to know the management team and our Board of Directors spent a lot of time looking at our current and future profit potential in our markets, the increasing costs of operating a safe and sound bank, and the ongoing interest rate environment in our markets. It’s all been very difficult.

They carefully looked at the option of a go-it-alone strategy and staying independent.

But it became clear that it made the best sense to find the right strategic partner….and we believe that People’s United was the best for us.

This move will bring together two great banks with similar legacies, a shared commitment to customer service and similar dedication to our communities.

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After the merger, customers of United Bank will have access to enhanced technology, expanded product and service offerings, over 400 banking locations to do their banking as well as seven-day-a-week banking at Stop & Shop branch locations, and so much more.

I encourage you to read Bill’s memo – and reread it – because it makes a lot of sense as to why we believe that this is the right decision.

So I know you have a lot of questions.

But both banks are working closely together to help our employees understand the impacts of the transaction.

There is also an internal email address for employees to send in questions - questions@bankatunited.com. This is for employees only.

Remember, this transaction still requires regulatory and United shareholder approval, so we need to proceed as business as usual until further notice.

Here are talking points you can refer to when speaking with customers or others who ask you about this announcement.

I want to hear from you but let me leave you with this…People’s United is known for its strong values and a history of serving its customers, employees and communities.

So after careful consideration of this opportunity by our Board, it determined that it would be in the best interests of United Bank and its shareholders, and we believe it is a promising start to the next chapter of banking in the markets United Bank has proudly served since 1858.

Now I want to open it up to you…do you have any questions or comments right now that I can answer or share with the management team?

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People’s United’s and United Financial’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and United Financial’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between People’s United and United Financial; the outcome of any legal proceedings that may be instituted against People’s United or United Financial; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that approval by United Financial shareholders is not obtained, and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the United Financial business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes and capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People’s United and United Financial. People’s United will file a registration statement on Form S-4 with the SEC, which will include a proxy statement of United Financial and a prospectus of People’s United, and each party will file other relevant documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the United Financial shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of United Financial are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by People’s United and United Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by United Financial may be obtained free of charge from United Financial at www.unitedfinancialinc.com under the heading “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, by calling (203) 338-4581, or by sending an email to Andrew.Hersom@peoples.com or from United Financial upon written request to United Financial, 225 Asylum Street, Hartford, Connecticut 06103 Attn: Investor Relations, by calling (860) 291-3600 or by sending an email to mshaw@bankatunited.com.

People’s United and United Financial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Financial in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 2, 2019, which are filed with the SEC. Information regarding United Financial’s directors and executive officers is contained in United Financial’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 3, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.